Exhibit 99.4

Bayer AG
News Release	Communications
51368 Leverkusen
Germany
Phone: + 49 214 30-1
www.press.bayer.com

Bayer amends takeover offer

Acceptance period for Schering stockholders extended by two weeks

•                  Acceptance period now ends on June 14, 2006

•                  Further amendment to offer conditions not possible

•                  Minimum acceptance threshold remains at 75%, offer price at EUR 86 per share

Leverkusen – Bayer has decided to amend the takeover offer for Schering AG and waive the offer condition in section 6.1.6 of the offer document. As a result of the amendment, the acceptance period is automatically extended until June 14, 2006, 24:00 hours CEST. “The extension of the acceptance period enables all Schering stockholders to accept our attractive offer within the next two weeks,” commented Bayer AG Management Board Chairman Werner Wenning.

Essentially, section 6.1.6 of the offer document makes the offer conditional upon no official orders being issued that would prohibit, prevent or delay the offer. Bayer believes the amendment does not adversely affect Bayer, Schering or the success of the takeover offer. Under the German Securities Acquisition and Takeover Act, Bayer may not initiate any further unilateral amendment to the takeover offer, such as with regard to the minimum acceptance threshold, the offer price or the acceptance period.

The takeover offer continues to be subject to the condition that the minimum acceptance threshold of 75 percent is reached by the end of the acceptance period. The offer price of EUR 86 in cash per Schering share also remains unchanged. The offer is thus approximately 61 percent above the unweighted 12-month average price and some 39 percent above the closing price of Schering shares before the first takeover rumors surfaced.

Bayer published the takeover offer for Schering on April 13, 2006. Since then good progress has been made, including the receipt of unconditional approvals from the E.U. Commission and the U.S. antitrust authorities. Furthermore, the number of Schering shares being tendered for sale has further increased over the past few days. As of Monday, May 29, 2006, 18:00 hours CEST, the acceptance rate was 18.49 percent. In addition, Allianz AG, which holds 11.4 percent of the shares and is thus Schering’s largest stockholder, has publicly announced its intention to accept the offer. Bayer is therefore convinced that the acquisition of Schering will be successfully completed.

Additional information and the official offer document are available on the Internet at www.bayer.com.

Leverkusen,	May 30, 2006
ha	(2006-0294E)

Contact:

Christian Hartel, phone + 49 214 30 47686,

Email: christian.hartel.ch@bayer-ag.de

Important Information:

This is neither an offer to purchase nor a solicitation of an offer to sell shares or American depositary shares of Schering AG. The offer has been made by Dritte BV GmbH, a wholly-owned subsidiary of Bayer AG, for all bearer shares with no par value of Schering AG (including all bearer shares with no par value represented by American depository shares). The terms and conditions of the offer, including any possible extension of the acceptance period in case of a competing offer by a third party, have been published in the offer document after the permission of the German Federal Financial Supervisory Authority (Bundesanstalt fur Finanzdienstleistungsaufsicht, BaFin) has been obtained on April 12, 2006. Dritte BV GmbH also has filed a tender offer statement with the U.S. Securities Exchange Commission (SEC) with respect to the takeover offer. Investors and holders of shares and American depositary shares of Schering AG are strongly advised to read the tender offer statement and other relevant documents regarding the takeover offer filed by Dritte BV GmbH with the SEC because they contain important information. Investors and holders of shares and American depositary shares of Schering AG will be able to receive these documents free of charge at the SEC’s web site (http://www.sec.gov), or at the web site http://www.bayer.com.

This is not an offer of Bayer AG’s securities for sale in the United States. No such securities have been registered under the U.S. Securities Act of 1933, as amended, and no such securities may be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States must be made by means of a prospectus that contains detailed information about the issuer, its management and its financial statements.

Bayer AG has been granted exemptive relief from the provisions of Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, permitting it (or Dritte BV GmbH or certain of its other affiliates or financial institutions on its behalf) to make purchases of shares of Schering AG outside of the takeover offer until the end of the offer period, subject to certain conditions. Accordingly, to the extent permissible under applicable securities laws and in accordance with normal German market practice, Bayer AG, Dritte BV GmbH or its nominees or its brokers (acting as agents) may from time to time make certain purchases of, or arrangements to purchase, shares of Schering AG outside the United States, other than pursuant to the offer, before or during the period in which the offer is open for acceptance. These purchases may occur either in the open market at prevailing prices or in private transactions at negotiated prices. Any information about such purchases will be disclosed as required by applicable securities laws.

The distribution of this announcement and the offer and sale of the securities described in this announcement in certain jurisdictions may be restricted by law. Any persons reading this announcement should inform themselves of and observe any such restrictions. This announcement may not be taken, distributed or transmitted, directly or indirectly, in any form in or into Italy, Canada or Japan.

This communication is directed only at persons who (i) are outside Italy, the United Kingdom, Canada or Japan or (ii) have professional experience in matters relating to investments or (iii) are persons falling within Article 49 (2)(a) to (d) (“high net worth companies, unincorporated associations etc”) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2001 (all such persons together being referred to as “relevant persons”). This communication must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this communication relates is available only to relevant persons and will be engaged in only with relevant persons.

This announcement is not an offer of securities for sale in Germany and is not a listing prospectus according to the German Securities Prospectus Act (Wertpapierprospektgesetz) as amended, the Commission Regulation (EC) No 809/2004 of 29 April 2004 as amended, or any other laws applicable in Germany governing the issue, offering and sale of securities. Any investment decisions or advices for investment decisions should only be made or given based on a prospectus which also includes a section on risk factors.